Liberty PlugIns, Inc.



ANNUAL REPORT

1482 East Valley Rd, Ste 329

Santa Barbara, CA 93108

(855) 387-3783

www.libertyaccesstechnologies.com

This Annual Report is dated May 1, 2025.

BUSINESS

BUSINESS
Liberty is a technology company that focuses on access control, monetization and authentication EV infrastructure. We develop hardware, firmware and software for EV charging systems serving workplace, multi-unit dwellings, schools, retail, government, military and fleets.

Previous Offerings

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $100,000.00
Number of Securities Sold: 400,000
Use of proceeds: new product development and general corp purposes
Date: January 31, 2017
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $50,000.00
Number of Securities Sold: 200,000
Use of proceeds: general corporate purposes
Date: November 09, 2017
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $225,000.00
Number of Securities Sold: 900,000
Use of proceeds: general corporate purposes
Date: March 23, 2018
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $25,000.00
Number of Securities Sold: 100,000
Use of proceeds: general corp purposes
Date: December 23, 2017
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity
Final amount sold: $68,694.00
Number of Securities Sold: 251,444
Use of proceeds: General corporate purposes
Date: December 31, 2019
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $930,728.00
Number of Securities Sold: 2,528,102
Use of proceeds: General corporate purposes, marketing and R&D.
Date: December 31, 2020
Offering exemption relied upon: Regulation CF

Name: Common Stock
Type of security sold: Equity
Final amount sold: $383.498.17
Number of Securities Sold: 833,650
Use of proceeds: General corporate purposes, marketing and R&D.
Date: December 31, 2022
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

REGULATORY INFORMATION
The company has complied with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Operating Results — 2024 Compared to 2023

Financial Statements
Our financial statements for the years ending December 31, 2024, and 2023 can be found in the financial statement section of the offering materials.

Financial condition
Liberty Plug Ins, Inc., generates revenue by selling electric vehicle charging infrastructure equipment, access control systems and services in the United States and Canada. U.S. sales have historically represented between 80 and 90% of the Company's annual sales. The Company's cost of sales includes payments to a contract manufacturer (CM) for assembling Liberty's patented hardware that is used in the control system. Other recurring costs are network fees that are part of Liberty's charging network services.

Results of operations
Year ended December 31, 2024, compared to the year ended December 31, 2023.

Revenue
Total revenue for fiscal year 2024 was $1,561,316, up $334,709 or 21% compared to fiscal year 2023 revenue of $1,226,607. Additionally, we entered 2025 with $898,323 in bookings.
We believe the revenue increase is due to greater demand and usage of electric vehicles across the US. EV sales continue to increase and demand from large employers, government entities, and multi-unit dwellings is driving demand for EV infrastructure and related control software. As EV sales continue to grow, coupled with State and Federal government incentives, Liberty should be in an excellent position to capitalize on and capture opportunities at a growing rate.

Cost of sales
Cost of sales were higher in 2024 by $417,542 compared cost of sales in 2023. This is due to the strong investment Liberty made in our people, products and services. The Company has continued to streamline where possible but has also invested in a robust activity around sales, marketing, engineering and inventory management.

Gross Margins
Gross margin in 2024 is 36% compared to the adjusted gross margin in 2023 of 52%. As the market has become more competitive, Liberty has improved both our products and services while continued to deliver excellent gross margin performance

Expenses
The Company's expenses consist of compensation and benefits, marketing and sales expenses, fees for professional services and patents and research and development expenses. Expenses in 2024 increased by $652,659 from 2023. This was due to an increase in headcount, new product development costs, an increase in services around sales, public relations, legal and advertising to reestablish the company to the broader market.

Recent offerings of securities
In 2022, the company raised $430,363 through the sale of 918,337 common shares. This offering exemption relied upon Section 4(a)(2).
Recent offerings of Convertible Debt
In 2024, the Company raised $1,400,000 through the offering of Convertible Debt @ 8%.

Historical results and cash flows:
Cash flow from operations in 2024 was $303,236 higher than the previous year. This was due to the offering of Convertible Debt of $1,400,000.

Liquidity and Capital Resources
On December 31, 2024, the Company had cash on hand of $289,741.

Debt
The Company is currently issuing up to $3,000,000 on an 8% 1-year note convertible to Liberty PlugIns common stock at $.50 per share to accredited investors. $1,400,000 has been raised so far.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $289,741.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Recent offerings of Convertible Debt
In 2024, the Company raised $1,400,000 through the offering of Convertible Debt @ 8%.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

SIGNIFICANT EMPLOYEES AND OFFICERS

Name: Kristen Helsel
Current Primary Role: Chief Executive Officer at Liberty Plugins
Current Time Commitment to the Issuer: Full time, approximately 40 hours per week
Positions and Offices Currently Held with the Issuer:
• Position: Chief Executive Officer
• Dates of Service: April 2024– Present
• Responsibilities: Leads Liberty Plugins' overall strategy, execution, and organizational growth. Ms. Helsel is a seasoned C-suite executive with a track record of scaling both start-up and established companies, executing dynamic revenue growth strategies, and leading teams to successful exits.
Her background spans clean tech, solar, energy storage, robotics, drones, aerospace, and battery industries—driven by a passion for sustainable and innovative disruptive technologies.
Prior Experience Includes:
o Chief Revenue Officer, Ideanomics: Led the company's global expansion strategy in the EV space through both organic and inorganic growth.
o Vice President and General Manager, Electric Vehicle Solutions, AeroVironment: Elevated the company's standing as a leading EV solutions provider.
o Executive roles at Lionano, Generac Power Systems, and Pika Energy: Focused on commercialization, partnerships, and scaling go-to-market strategies across the energy and electrification sectors.
Compensation: Ms. Helsel is compensated as a full time employee and is eligible to receive company stock and/or options as awarded by the board of directors.

Position: Director
Dates of Service: January 2016- Present
Responsibilities: Board member. There is no cash compensation for board members, but board members are eligible to receive company options when awarded by the compensation committee.

Name: Kate Lam
Current Primary Role: Chief Capital Officer and Head of Investor Relations
Current Time Commitment to the Issuer: Full time, approximately 40 hours per week
Positions and Offices Currently Held with the Issuer:
• Position: Chief Capital Officer and Head of Investor Relations
• Dates of Service: April 2024 – Present
• Responsibilities: Oversees all capital-raising activities, manages investor relations, and drives strategic growth

initiatives related to funding and financial partnerships. Brings over 25 years of experience in developing international business opportunities across financial markets, energy assets, and disruptive technologies.

Prior to joining Liberty, Ms. Lam served as Managing Director and Head of Capital Markets at Ideanomics. Previous roles also include:

o CEO of Propellr Securities

o Managing Director and Head of Financial Market Sales at Standard Chartered Bank

o Director and Head of HK FIG Sales at Deutsche Bank

Compensation: Ms. Lam is compensated as a full-time employee. She received no equity compensation in 2024 but is eligible to receive company stock and/or options as awarded by the board of directors.

Name: Jeremy Niles

Current Primary Role: Vice President of Marketing and Channel Strategy at Liberty Plugins

Current Time Commitment to the Issuer: Full time, approximately 40 hours per week

Positions and Offices Currently Held with the Issuer:

• Position: Vice President of Marketing and Channel Strategy

• Dates of Service: April 2024 – Present

• Responsibilities: Leads marketing strategy and channel development initiatives. Brings over 10 years of experience scaling businesses in the electric vehicle, solar, energy storage, and commercial IoT industries.

Prior to joining Liberty, Mr. Niles led B2B and B2C marketing strategy and execution at Pika Energy, where he was instrumental in the company's growth leading to its acquisition by Generac Power Systems.

At Generac, he contributed significantly to the company's successful entry into the residential solar and storage market by building a national network of installers and dealers. He later served as Senior Marketing Manager, overseeing the launch strategy for new products and dealer programs.

Compensation: Mr. Niles is compensated as a full-time employee. He received no equity compensation in 2024 but is eligible to receive company stock and/or options as awarded by the board of directors.

Name: Alex Pine

Current Primary Role: Vice President of Technical Support at Liberty Plugins

Current Time Commitment to the Issuer: Full time, approximately 40 hours per week

Positions and Offices Currently Held with the Issuer:

• Position: Vice President of Technical Support

• Dates of Service: August 2024 – Present

• Responsibilities: Leads Liberty's technical support operations and brings extensive experience across electric vehicles, electrification, energy storage, and energy management systems.

With over a decade of hands-on experience, Mr. Pine has investigated and managed emerging clean energy technologies, processes, and products. His background spans both technical support leadership and community advocacy roles within the clean energy sector.

Prior to joining Liberty, Mr. Pine served in several notable positions:

o Decarbonization Consultant at VEIC

o Technical Manager at Generac Power Systems

o Technical Customer Service Representative at Pika Energy

o Director of Outreach and Technology at Maine Standard Biofuels

o EV Program Manager at College of the Atlantic

Compensation: Mr. Pine is compensated as a full-time employee. He received no equity compensation in 2024 but is eligible to receive company stock and/or options as awarded by the board of directors.

Name: Kathy Trudeau

Current Primary Role: Financial Controller at Liberty Plugins

Current Time Commitment to the Issuer: Full time employee, approximately 40 hours per week

Positions and Offices Currently Held with the Issuer:

• Position: Financial Controller

• Dates of Service: January 2025 – Present

• Responsibilities: Oversees all accounting and financial management activities, with a focus on operational efficiency, accurate financial reporting, and scalable infrastructure to support Liberty's continued growth. Brings over 25 years of progressive finance leadership experience, primarily in high-growth technology start-ups.

Known for a hands-on, results-driven approach, this executive has a proven track record in implementing robust accounting policies, streamlining financial operations, and delivering strategic insights through forecasting, performance metrics, and financial modeling.

Prior Experience Includes:

o Director of Finance and Operations, Cloudwords, Inc. (Feb 2012 – Apr 2024)

Led full accounting operations including AR, AP, payroll, and treasury functions. Oversaw month-end close and financial statement preparation in compliance with US GAAP. Specialized in systems integration, international consolidations, revenue recognition, and financial forecasting.

o Finance Accounting Consultant (May 2018 – Oct 2021)

Managed all financial operations for multiple clients including budgeting, forecasting, and monthly GAAP financial reporting. Prepared Board and investor-level financial metrics and variance reports.

o Director of Finance, The Walt Disney Family Museum (Apr 2009 – Feb 2012)

Created all accounting infrastructure for the museum ahead of its grand opening. Oversaw full accounting lifecycle, cash management, and restricted fund controls. Managed audits, financial risk programs, and relationships with banking institutions. Supervised financial reporting, budgeting, and compliance with nonprofit fiscal standards.

Compensation: Ms. Trudeau is compensated as a full-time employee. She is eligible to receive company stock and/or options as awarded by the board of directors.

Name: Richard Grossi

Richard Grossi is an independent consultant assisting the company in the role of interim CFO.
Positions and offices currently held with the issuer:
Position: CFO
Dates of Service: January 2022 – October 2024
Responsibilities: Company accounting and finances and creating financial reports for the
company. Mr. Grossi received 500,000 warrants in compensation in 2022.
Other business experience in the past three years:
Independent consultant working in the area of financial matters.

Additional Board Members:

Name: Richard G. Mckee, Jr.
Richard G. Mckee, Jr.'s current primary role is with Dynamic Investment Group, Inc. Richard G. Mckee, Jr. currently
services 10 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director, Chairman of Board
Dates of Service: June 2017 - Present
Responsibilities: Works closely with the CEO. Helps develop corporate strategy and planning. Works with the other
board members to protect the interests of the shareholders. Mr. Mckee received no cash or equity compensation in
2024 but is eligible to receive company stock options when awarded by the compensation committee.
Other business experience in the past three years:
Employer: Dynamic Investment Group, Inc.
Title: CEO
Dates of Service: January 1998 - Present
Responsibilities: Stock analysis, consulting and portfolio management.

Name: Herman Morton Leibowitz
Herman Morton Leibowitz's current primary role is with Waste Heat Solutions. Herman Morton Leibowitz currently
services 2 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: January 2017 - Present
Responsibilities: Board members provide oversight and protect the interest of the shareholders.
There is no cash compensation for board members, but board members are eligible to receive
company options when awarded by the compensation committee.
Other business experience in the past three years:
Employer: Waste Heat Solutions
Title: Founder
Dates of Service: January 2000 - Present
Responsibilities: Waste heat and thermodynamics engineer

Name: Richard (Rick) Davis
Richard (Rick) Davis's current primary role is with 374Water Inc. Richard (Rick) Davis currently services 1 hours per
week in their role with the Issuer.
Positions and offices currently held with the issuer:
Position: Director
Dates of Service: October 2020 - Present
Responsibilities: Board of Directors. Rick Davis receives zero salary compensation for his role
as director.
Other business experience in the past three years:
Employer: 374Water Inc.
Title: Director
Dates of Service: November 2011 - Present
Responsibilities: Corporate Finance, Structure Equity, finance deals including private and public
companies.

Chris Outwater
Position: Director
Dates of Service: September 2009- Present

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of
capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the
outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that,
except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares
listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the
Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially
owned.

PRINCIPAL SECURITY HOLDERS
Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of
capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the
outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that,

except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Chris Outwater
Amount and nature of Beneficial ownership: 5,810,050 shares net of 2,100,000 options sold against his shareholdings.
Percent of class: 11.46% of the fully diluted shares outstanding, including options and warrants.

RELATED PARTY TRANSACTIONS

RELATED PARTY TRANSACTIONS
Name of Entity: Chris Outwater
Relationship to Company: Officer
Nature / amount of interest in the transaction: The company has loaned Chris Outwater
$99,534 as of December 31, 2024, which is a loan receivable from Chris Outwater to Liberty.

OUR SECURITIES

OUR SECURITIES:

Common Stock
The amount of security authorized is 100,000,000 with a total of 50,694,190 outstanding.
Voting Rights
Common share voting rights. one share, one vote.
Material Rights
On a fully diluted basis we have 50,694,190 shares of common stock outstanding. Of those 50,694,190 shares, 10,079,810 are unconverted options and warrants.

Preferred Stock
The amount of security authorized is 50,000,000 with a total of 0 outstanding.
Voting Rights
There is no voting rights associated with Preferred Stock.
Material Rights
The authorized, preferred shares are currently blank check and rights, preferences, privileges, and restrictions, etc., may be designated at the discretion of the board upon some future date.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

What it means to be a minority holder As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties. Dilution Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share. RISK FACTORS Uncertain Risk- An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better Option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess the valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time. You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the electric vehicle charging industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. lssuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information. Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. Minority Holder: Securities with Voting Rights The common shares that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying voting membership interest as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds If we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. lt should further be assumed that competition will intensify. We have existing patents that we might not be able to protect properly One of the Company's assets is its intellectual property. The Company owns eleven granted US patents, one registered trademark, unregistered copyrights on software, seven Internet domain names, and an undisclosed number of trade secrets. We believe a valuable component of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. lt is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approvals that might be vulnerable. One of the Company's valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. lt is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. lt is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the California Public Utility Commission, California Air Resources Board, California Air Quality Management Districts, California Energy Commission and other relevant government entities and their regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, network communications, cloud services, installation, and maintenance. lt is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. lt is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-connected platform, our business may be vulnerable to hackers who may access the command and control mechanism or data that we use to manage EV charging and other services, such as billing. Further, any significant disruption in service on our computer systems could reduce the attractiveness of the platform and result in a loss of companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our services. Any disruptions of services or cyber-attacks either on our technology provider or on Liberty Pluglns could harm our reputation and materially negatively impact our financial condition and business. The cost of enforcing our patents could prevent us from enforcing them One of the Company's assets is its patents. The Company owns eleven granted US patents. Due to the value, competitors may misappropriate or violate the rights owned by the Company. Patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. Custom Risk Factor: Have not generated profits. Liberty Pluglns was formed on September 15, 2009. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Liberty has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. Custom Risk Factor: Limited Revenue Liberty was formed on September 15, 2009. Our current and proposed operations are subject to all business risks associated with enterprises. If you are investing in this company, it's because you think that our EV infrastructure solution is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell enough so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. RESTRICTIONS ON TRANSFER The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred: (1) to the Company; (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2025.

Liberty PlugIns, Inc.

By   /s/ *Kristen Helsel*

      Name: Liberty Plugins Inc.

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Exhibit A

FINANCIAL STATEMENTS

Liberty Plugins, Inc.
Balance Sheet Summary
(Unaudited)

For Fiscal Year Ended December 31, (USD $ in Dollars)	2024	2023
ASSETS		
Cash and Cash Equivalents	289,741	199,391
Accounts Receivable	494,474	201,029
Other Current Assets	736,288	608,858
Total Current Assets	1,520,503	1,009,278
Fixed Assets	0	0
Other Assets	90,712	105,923
TOTAL ASSETS	$1,611,215	$1,115,201
LIABILITIES AND EQUITY		
Current Liabilities		
Accounts Payable	292,758	178,848
Credit Cards	13,464	23,885
Other Current Liabilities	346,830	172,993
Total Current Liabilities	653,052	375,726
Total Long-Term Liabilities	1,400,000	0
Total Liabilities	2,053,052	375,726
Equity		
Total Shareholders' Equity	(441,837)	739,475
TOTAL LIABILITIES AND EQUITY	$1,611,215	$1,115,201

Liberty Plugins, Inc.
Statement of Operations
(Unaudited)

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Income		
Total Sales	1,561,316	1,226,607
Total Cost of Goods Sold	1,001,652	584,110
Gross Profit	$559,664	$642,497
Expenses		
General and Administrative	1,121,786	510,647
Sales and Marketing	62,093	0
Operations	540,332	560,905
Total Expenses	$1,724,211	$1,071,552
Net Operating Income	($1,164,547)	($429,055)
Net Other Income	(16,765)	(16,644)
Net Income/(Loss)	($1,181,312)	($445,699)

Liberty Plugins, Inc.
Statement of Cash Flows
(Unaudited)

For Fiscal Year Ended December 31,	2024	2023
(USD $ in Dollars)		
OPERATING ACTIVITIES		
Net Income	-$1,181,312	-$445,699
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	($143,549)	($343,705)
Net cash provided by operating activities	($1,324,861)	($789,404)
Net cash provided by investing activities	$15,211	$8,927
Net cash provided by financing activities	$1,400,000	$567,591
Net cash increase/(decrease) for period	$90,350	($212,886)

For the year ended December 31, 2024

(in thousands, $US)	Common Stock		Paid In	Accumulated	Stockholders'
	Shares	Amount	Capital	Deficit	Equity
Balance- December 31, 2022	40,808,130	$4,081	$5,508,031	-$5,046,613	$617,584
Issuance of shares for proceeds	918,337	$92	$430,363		$430,455
Exercise of warrants for shares	460,536	$46	$137,089		$137,135
Net loss				-$445,699	-$445,699
Balance-December 31, 2023	42,187,003	$4,219	$6,075,483	-$5,492,312	$739,475
Issuance of shares for proceeds					$0
Exercise of warrants for shares					$0
Net loss				-$1,181,312	-$1,181,312
Balance-December 31, 2024	42,187,003	$4,219	$6,075,483	-$6,673,624	-$441,837

NOTES TO FINANCIAL STATEMENT

NOTE 1— NATURE OF OPERATIONS

Liberty PlugIns, Inc. was formed on September 15, 2009 ("Inception") in the State of Delaware. The financial statements of Liberty PlugIns, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Barbara, California.

Liberty is a technology company that focuses on access control and authentication. We develop firmware and software for electric vehicle (EV) charging systems serving the workplace, multi-tenant dwellings and fleets.

NOTE 2— SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023, and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments
purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of EV equipment and the provision of related software services when equipment is delivered and/or the service has been performed.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3— DEBT
The Company has no long-term debt.

NOTE 4— COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5— STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 100,000,000 shares of our common stock with a par value of $.001. As of December 31, 2024, the company has currently issued 50,694,190 shares of our common stock, of which 10,079,810 shares are unconverted options and warrants.

We have authorized the issuance of 50,000,000 shares of our preferred stock with a par value of $.001. As of December 31, 2024, the company has currently issued 0 shares of our preferred stock.

NOTE 6— RELATED PARTY TRANSACTIONS

The company has loaned Chris Outwater, a Company Director, $99,534 as of December 31, 2024, which is a loan receivable from Chris Outwater to the Company.

NOTE 7— SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023, through April 20, 2024, the issuance date of these financial statements. The Company is currently issuing an 8% 1-year note convertible into Liberty PlugIns common stock at $.50 per share to accredited investors. $1,400,000 has been raised so far. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Kristen Helsel, Principal Executive Officer of Liberty PlugIns, Inc., hereby certify that the financial statements of Liberty PlugIns, Inc. included in this Report are true and complete in all material respects.

Kristen Helsel

CEO